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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **June 2007**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___June 19, 2007___	By _____\S\ Roland M. Larsen_____
	President & CEO

SEC1815 (05-06)



P-SEND

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

ORIGINAL

CIVIL MINUTES - GENERAL

Case No. CV 06-6855 PSG (FMOx) Date June 19, 2007

Title Royal Standard Minerals, Inc. v. Puplava, et al.

Present: The Honorable Philip S. Gutierrez, United States District Judge

Wendy K. Hernandez	Not Present	n/a
Deputy Clerk	Court Reporter	Tape No.

Attorneys Present for Plaintiff(s):	Attorneys Present for Defendant(s):
Not Present	Not Present

Proceedings: (In Chambers) Plaintiff's Motion for Preliminary Injunction

Before this Court is Plaintiff's Motion for Preliminary Injunction. The Court heard oral argument on the motion on June 18, 2007. Now, the Court finds the matter appropriate for decision without further oral argument. Fed. R. Civ. P. 78; Local R. 7-15. Also, the Court makes the following findings of fact and conclusions of law in support of its order.

I. INTRODUCTION

Royal Standard Minerals, Inc. ("Plaintiff") has brought a lawsuit against James J. Puplava, Allan P. Markin, Leith Pedersen, William Cooper, Oceanic Greystone Securities, Inc., Richard W. Devries, Phoenix Gold Fund Limited, Deesons Investments Ltd., and Dayan Henson ("Defendants"). Plaintiff alleges Defendants violated federal securities laws, specifically Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act"),15 U.S.C. § 78m(d), by failing to file Schedule 13-D disclosures. Plaintiff's complaint asks for (1) a preliminary and permanent injunction requiring defendants to make truthful and accurate Schedule 13-D filings; (2) rescission or divestiture of stock purchases made during the period of the Exchange Act violations; (3) disgorgement of unfair profits obtained in trading Plaintiff's common stock during the time no Schedule 13-D filings had been made; (4) an injunction enjoining Defendants from further purchases of Plaintiff's common stock; (5) "sterilization of defendants' right to vote and proxies and further solicit proxies with regard to [Plaintiff's] stock" until a reasonable date; (6) an injunction enjoining further violations of § 13(d); and (7) Plaintiff's costs and expenses, including attorneys' fees. (Complaint, p. 9-10.)

66

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES - GENERAL

Case No.	CV 06-6855 PSG (FMOx)	**Date:** June 19, 2007
Title	Royal Standard Minerals, Inc. v. Puplava, et al.	

On May 17, 2007, the Court previously granted Plaintiff's Motion to Strike Defendants' Answer based on Defendants' litigation misconduct. Now, Plaintiff has filed a motion seeking a preliminary injunction. After considering the papers filed in support of and against Plaintiff's Motion for Preliminary Injunction, and after entertaining oral argument from counsel, the Court, being fully advised and good cause appearing therefore, issues its Findings of Fact and Conclusions of Law in support of issuing a Preliminary Injunction.

II. FINDINGS OF FACT IN SUPPORT OF PRELIMINARY INJUNCTION

1. Plaintiff's stock is registered with the Securities and Exchange Commission under § 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Plaintiff's stock is traded in the U.S. on the NASDAQ OTC Bulletin Board.

2. In a Canadian press release dated October 29, 2006, Defendants called themselves the "Dissident Shareholders Group" and announced that they collectively owned "in excess of 10% of the outstanding shares" of Plaintiff.

3. The press release stated that Defendants had requisitioned a meeting of shareholders for the purpose of replacing the current directors of Plaintiff with their designees. Members of the Dissident Shareholders Group had sent virtually identical letters dated October 10, 2006, to Plaintiff requisitioning the directors of Plaintiff to call a shareholders meeting.

4. In 1968, Congress amended the Exchange Act by enacting the Williams Act. The Williams Act, which was a response to perceived abuses in corporate takeovers, required substantive disclosures by parties acquiring or increasing holding of 5% or more or an issuer's equity, and gave the SEC the authority to issue relevant rules.

5. Under § 13(d) (a provision in the Williams Act), holders of 5% or more of a class of equity securities registered under the Act were required to make a public disclosure of such ownership. The intent behind the §13(d) disclosure requirement is to keep other investors informed about purchase of large blocks of securities. Specifically, it requires the individual or entity that has "acquired, directly or indirectly, beneficial ownership of more than five percent of a class of registered securities" to file a statement containing certain information with the SEC (as well

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES - GENERAL

Case No.	CV 06-6855 PSG (FMOx)	Date: June 19, 2007
Title	Royal Standard Minerals, Inc. v. Puplava, et al.	

as with the issuer and with the exchanges on which the security is traded).

6. Under SEC Rule 13d-1, these groups of individuals or entities who acquire securities are required to file a Schedule 13D which must reveal the identity of its members, the purpose for which the securities were acquired, and other specified information. A "group" includes parties that have agreed, as in this situation, to act together "for the purpose of acquiring, holding, voting or disposing" of an issuer's stock.

7. Defendants described themselves as the Dissident Shareholders Group in their Canadian press release dated October 20, 2006, and acted as a group in sending virtually identical letters to Plaintiff on October 10, 2006.

8. All of Defendants have failed to file a Schedule 13D with the SEC, either before or after sending their letters to Plaintiff claiming to own, in the aggregate, more than 10% of Plaintiff's shares.

9. The U.S. shareholders of Plaintiff and the market have not been provided with the information required to be publicly disclosed in a Schedule 13D. Among the important facts not made available to shareholders of Plaintiff and to the investment community are:

   a. the identity, address and occupation of the members of the Dissident Shareholders Group;

   b. whether the filing party has been convicted in a criminal proceeding in the past five years;

   c. whether the filing party has been subject to a judgment, decree or final order regarding any violation of federal or state securities laws in the past five years;

   d. the intent of the members of the Dissident Shareholders Group;

   e. the number of shares which each filing party owns beneficially;

Case No.	CV 06-6855 PSG (FMOx)	Date	June 19, 2007

| Title | Royal Standard Minerals, Inc. v. Puplava, et al. | | |

> f.   the number of shares as to which each filing party has sole or shared voting power;
>
> g.   the sources of funds of each member of the Dissident Shareholders Group; and
>
> h.   any contracts, arrangements, understandings, or relationships among the filing parties or with other parties with respect to securities of the issuer.

10.   The failure to publicly disclose the required information adversely affects the integrity of the market. Shareholders who have sold shares subsequent to the first date at which Schedule 13Ds should have been filed with the SEC were uninformed that there was a prospective contest for control of Plaintiff; potential buyers were similarly uninformed. Since information regarding a contest for control could have favorably impacted the price of Plaintiff's shares, selling shareholders may not have received the full price at which the shares might have sold had there been adequate disclosure.

11.   The market price of Plaintiff's shares has been volatile, fluctuating from between about $0.90 per share to about $0.40 per share between September 1, 2006 and May 1, 2007.

12.   Although the members of the Dissident Shareholders Group notified Plaintiff more than six months ago that they intended to engage in a contest for control, they have continued to be in default of their obligation to file with the SEC. Because of their failure to file, Plaintiff is unable to determine whether Defendants have continued to acquire or dispose of Plaintiff's shares since October, 2006.

13.   To the extent that any Defendant has traded Plaintiff's shares after the first date that a Schedule 13D should have been filed, that party has done so with the benefit of material information that had not been disclosed to the market.

14.   Since no Schedule 13Ds have been filed, it is not possible for Plaintiff to determine whether any of the Defendants have realized short swing profits in trading Plaintiff's stock. Thus, Plaintiff is unable to make any claims for recapturing short swing profits under § 16(b) of the Exchange Act, which is

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES - GENERAL

Case No.	CV 06-6855 PSG (FMOx)	Date	June 19, 2007
Title	Royal Standard Minerals, Inc. v. Puplava, et al.		

intended to protect shareholders against insider trading. The recapture of short swing profits would benefit all Plaintiff's shareholders other than the wrongdoer.

15. As time passes, damage to investors is occurring as investors sell and buy in a market where material information continues to be unavailable because of Defendants' failure to file Schedule 13Ds. It would benefit the market and public shareholders of Plaintiff, and would support the intent of the Williams Act, if the Court were to:

   a. require all Defendants to make immediate Schedule 13D filings containing truthful and accurate information, and

   b. halt any purchases of Plaintiff's shares by Defendants until they all have filed Schedule 13Ds and the market has had sufficient time to absorb the information.

   c. prohibit Defendants from voting their shares until they have filed Schedule 13Ds and the market has had sufficient time to absorb the information,

   d. order rescission or divestiture of any purchases of Plaintiff's shares by Defendants after the date on which they should have initially filed Schedule 13Ds, and

   e. order disgorgement of profits earned with respect to Plaintiff's shares by Defendants after the date on which they should have initially filed Schedule 13Ds.

16. On October 10, 2006, Defendants Allan P. Markin, James J. Puplava, Leith Pedersen, William Cooper, Oceanic Greystone Securities, Inc., Phoenix Gold Fund Limited, and Deesons Investments Ltd. sent letters to Plaintiff calling for a meeting of Plaintiff's shareholders for the purpose of removing the existing directors of the company.

17. On or about July, 2006, third parties Luke Norman ("Norman") and Graham Harris ("Harris") proposed that Plantiff sell one of its five advanced and exploration-stage projects, in Nevada to a shell company that Norman and Harris had formed.

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES - GENERAL

Case No.	CV 06-6855 PSG (FMOx)	Date	June 19, 2007
Title	Royal Standard Minerals, Inc. v. Puplava, et al.		

18. In September, 2006, Norman called Roland Larsen ("Larsen"), president and a director of Plaintiff, telling Larsen that Norman disagreed with the way Plaintiff was being managed and that Norman intended to push to remove the entire Board of Directors by calling a special meeting of Plaintiff's shareholders.

19. In October, 2006, Harris informed Larsen that Harris and Norman had already secured proxies from the holders of 46% of the issued and outstanding shares of Plaintiff's common stock and asked Larsen to resign.

20. On October 11, 2006, Harris sent to Plaintiff by facsimile a letter stating: "Please be advised that the following facsimile is your notice of requisition of the Directors of Royal Standard Minerals to call a special meeting of shareholders to remove the existing directors of the Corporation. Said shareholders represent in excess of 10% of the voting shares of Royal Standard Minerals." Harris further added: "We are confident in our ability to successfully achieve the reconfiguration of the current board ...." Harris also attached documents "signed by all participating shareholders and representatives of Securities Companies (securities held ITF)." The attached letters were all signed by or on behalf of each of the members of the Dissident Shareholders Group.

18. Plaintiff originally scheduled a specially requisitioned shareholder meeting for May 29, 2007, but later rescheduled the meeting for June 26, 2007.

III. <u>CONCLUSIONS OF LAW IN SUPPORT OF PRELIMINARY INJUNCTION</u>

19. ` Federal Rule of Civil Procedure 65 authorizes a court to enter a preliminary injunction or temporary restraining order. See Fed R. Civ. P. 65. "The purpose of a preliminary injunction is merely to preserve the relative positions of the parties until a trial on the merits can be held." <u>University of Texas v. Camenisch</u>, 451 U.S. 390, 395, 101 S. Ct. 1830, 68 L. Ed. 2d 175 (U.S. 1981). In the Ninth Circuit, "preliminary injunctive relief is available to a party who demonstrates either (1) a combination of probable success and the possibility of reparable harm, or (2) that serious questions are raised and the balance of hardship tips in its favor." <u>Arcamuzi v. Continental Air Lines, Inc.</u>, 819 F.2d 935, 937 (9th Cir. 1987) (citing <u>Oakland Tribune, Inc. v. Chronicle Publishing Co.</u>, 762 F.2d 1374, 1376 (9th Cir. 1985)). "Each of these two formulations requires an examination of both the

Case No.	CV 06-6855 PSG (FMOx)	Date	June 19, 2007

Title	Royal Standard Minerals, Inc. v. Puplava, et al.

potential merits of the asserted claims and the harm or hardships faced by the parties. We have held that '[t]hese two formulations represent two points on a sliding scale in which the required degree of irreparable harm increases as the probability of success decreases.'" Sammartano v. First Jud. Dist. Ct., 303 F.3d 959, 965 (9th Cir. 2002)(internal citations omitted).

20. Plaintiff has demonstrated its entitlement to a preliminary injunction based on the evidence that has been submitted to the Court, Defendants' admissions at oral hearings, and adverse findings that the Court makes due to Defendants' repeated discovery misconduct and repeated violations of the Court's orders.

      A. Probability of Success on the Merits - Violation of Section 13(d)

21. Defendants have clearly violated the federal securities law disclosure requirement under Section 13(d). This section requires the filing of a Schedule 13-D within 10 days after the acquisition of at least 5% of a company's equity by a "group" of shareholders acting together for the purpose of acquiring, holding, or disposing the company's stock. 15 U.S.C. § 78m(d)(3) ("When two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an insurer, such syndicate or group shall be deemed a 'person' for the purposes of this subsection.")

22. Defendants are a group for the purposes of Section 13(d).

23. Defendants violated Section 13(d) by failing to make the required disclosures to the SEC.

24. Defendants continue to be in violation of Section 13(d) by failing to make required disclosures.

      B. Irreparable Harm

25. Because Defendants have clearly violated Section 13(d), Plaintiff has to show very little risk of irreparable injury under the sliding scale continuum to warrant issuance of a preliminary injunction. Sammartano, 303 F.3d at 965.

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES - GENERAL

Case No.	CV 06-6855 PSG (FMOx)	Date	June 19, 2007
Title	Royal Standard Minerals, Inc. v. Puplava, et al.		

26. However, Plaintiff has shown a high likelihood of irreparable injury without a preliminary injunction.

27. Section 13(d) is "designed to alert the marketplace to every large, rapid aggregation or accumulation of securities, regardless of technique employed, which might represent a potential shift in corporate control." G.A.F. Corp. v. Milstein, 453 F.2d 709, 717 (2nd Cir. 1971). Congress enacted the disclosure requirements of Section 13(d) to "allow [] investors to determine the value of the corporation's securities more accurately and to make more informed investment decisions." Portsmouth Square, Inc. v. Shareholders Protective Cmte, 770 F.2d 886, 872-73 (9th Cir. 1985).

28. Here, Plaintiff has shown that irreparable injury will occur without Section 13(d) disclosure by Defendants because investors and Plaintiff have been harmed by their investors' inability to make fully informed investment decisions about Plaintiff's stock. See Polaroid Corp. v. Disney, 862 F.2d 987, 1006 (3d Cir. 1988) (concluding irreparable injury was shown by a violation of Section 13(d) because "Congress has determined that accurate disclosure is important to shareholders" and "it would often be impossible for shareholders to prove that on the facts of their particular tender offer accurate disclosure would have affected their decision making in a particular way with the concomitant quantifiable monetary loss," and therefore, the "inadequacy of a remedy at law and the importance that Congress has attached to accurate disclosure of material information establishes irreparable harm.")

29. Also, Plaintiff has shown the likelihood of irreparable harm because it has shown that there is a high likelihood that Defendants will succeed in gaining control of Plaintiff without a preliminary injunction to stop them.

C. Proper Scope of Preliminary Injunction

30. "Several types of injunctions are possible in cases under the Williams Act [of which Section 13(d) is a part]." Pacific Realty Trust v. APC Investments, Inc., 685 F.2d 1083, 1085 (9th Cir. 1982). In Morrison Knudsen Corp. v. Heil, 705 F. Supp. 497, 504 (D. Idaho 1988), the court enjoined the defendant from "purchasing or attempting to purchase additional [company] shares, soliciting proxies, or

otherwise exercising or attempting to exercise any influence or control over [the company]" until an appropriate 13-D disclosure was filed with the SEC. Also, in General Aircraft Corp. v. Lampert, 556 F.2d 90, 97 (2nd Cir. 1977), the second circuit affirmed a preliminary injunction that enjoined the defendants "from further violations of Section 13(d), from failing to amend their inaccurate Schedule 13D, and from acquiring further shares of [] common stock or soliciting proxies or consents from [] stockholders until the Schedule 13D is amended to reflect accurately their intentions."

      D.   Bond Amount

31.   The Defendants have stipulated that a zero bond amount would be appropriate in this case and for this preliminary injunction.

Accordingly, for all the foregoing reasons, Plaintiff is entitled to a preliminary injunction.

IV.   <u>PRELIMINARY INJUNCTION ORDERS</u>

A.   Defendants and all persons or entities acting in concert with all or any of them, are hereby preliminarily enjoined from:

    (1)   voting or causing to be voted all shares that are directly or indirectly beneficially owned or controlled or directed by any of them ("shares");

    (2)   engaging in any short sales in respect of any securities of Plaintiff;

    (3)   acquiring, agreeing to acquire or making any proposal or offer to acquire, directly or indirectly, any merger or business combination involving Plaintiff or its subsidiaries or to purchase, directly or indirectly, a material portion of the securities or assets of Plaintiff or any of its subsidiaries;

    (4)   directly or indirectly soliciting, or participating or joining with any other person in the solicitation of, any proxies to vote, or to seek to advise or to influence any person with respect to the voting of, any voting securities of Plaintiff;

Case No.   CV 06-6855 PSG (FMOx)   Date   June 19, 2007

Title   Royal Standard Minerals, Inc. v. Puplava, et al.

(5)   acting alone or in concert with others to seek to control or to influence the management, board of directors or policies of Plaintiff;

(6)   advising, assisting or encouraging any other person in connection with any of the foregoing, including, without limitation thereto, providing financing for such purpose;

(7)   selling or transferring or otherwise disposing of, and not causing to be sold or transferred or otherwise disposed of, including without limitation by way of gift or encumbrance, any or all of the Shares or any rights in connection therewith, or entering into any derivative transactions in respect of any of the Shares, except for arm's length sales, in amounts not to exceed 1/2% of the outstanding shares of Plaintiff's common stock per transaction, to unknown counterparties over the facilities of a stock exchange through a broker or dealer who is made aware of and agrees to be bound by the provisions of the preliminary Injunction Order, and

(8)   engaging in future violations of Sections 13(d).

B.   Plaintiff is not required to post a bond for this preliminary injunction.

C.   This Preliminary Injunction shall become effective upon the Court's issuance of this Order.

IT IS SO ORDERED.

I HEREBY CERTIFY THAT THIS DOCUMENT WAS SERVED
BY FAX DELIVERY ON PLAINTIFF/DEFENDANT (OR PARTIES)
AT THEIR RESPECTIVE MOST RECENT FAX NUMBER OF RECORD
IN THIS ACTION ON THIS DATE.

DATE: _____6 - 14-07_____

_____

DEPUTY CLERK

Initials of Preparer



DOCKETED ON CM
JUN 20 2007
BY 053

P-send

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

ORIGINAL

SCANNED

CIVIL MINUTES - GENERAL

Case No.	CV 06-6855 PSG (FMOx)	Date	June 19, 2007
Title	Royal Standard Minerals, Inc. v. Puplava, et al.		

Present: The Honorable Philip S. Gutierrez, United States District Judge

Wendy K. Hernandez	Not Present	n/a
Deputy Clerk	Court Reporter	Tape No.

Attorneys Present for Plaintiff(s):	Attorneys Present for Defendant(s):
Not Present	Not Present

Proceedings: (In Chambers) Plaintiff's Motion for Entry of Judgment

Before this Court is Plaintiff's Motion for Entry of Judgment. The Court heard oral argument on the motion on June 18, 2007. Now, the Court finds the matter appropriate for decision without further oral argument. Fed. R. Civ. P. 78; Local R. 7-15.

I. INTRODUCTION

Royal Standard Minerals, Inc. ("Plaintiff") has brought a lawsuit against James J. Puplava, Allan P. Markin, Leith Pedersen, William Cooper, Oceanic Greystone Securities, Inc., Richard W. Devries, Phoenix Gold Fund Limited, Deesons Investments Ltd., and Dayan Henson ("Defendants"). Plaintiff alleges Defendants violated federal securities laws, specifically Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act"),15 U.S.C. § 78m(d), by failing to file Schedule 13-D disclosures. Plaintiff's complaint asks for (1) a preliminary and permanent injunction requiring defendants to make truthful and accurate Schedule 13-D filings; (2) rescission or divestiture of stock purchases made during the period of the Exchange Act violations; (3) disgorgement of unfair profits obtained in trading Plaintiff's common stock during the time no Schedule 13-D filings had been made; (4) an injunction enjoining Defendants from further purchases of Plaintiff's common stock; (5) "sterilization of defendants' right to vote and proxies and further solicit proxies with regard to [Plaintiff's] stock" until a reasonable date; (6) an injunction enjoining further violations of § 13(d); and (7) Plaintiff's costs and expenses, including attorneys' fees. (Complaint, p. 9-10.)

On May 17, 2007, the Court previously granted Plaintiff's Motion to Strike Defendants' Answer based on Defendants' litigation misconduct. On June 19, 2007, the Court entered a

65

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES - GENERAL

SCANNED

Case No. CV 06-6855 PSG (FMOx) Date June 19, 2007

Title Royal Standard Minerals, Inc. v. Puplava, et al.

preliminary injunction against Defendants. Now, the Court considers Plaintiff's Motion for Entry of Judgment.

II. REINSTATEMENT OF DEFENDANTS' ANSWER

When considering default judgements, the Ninth Circuit has noted that "default judgments are generally disfavored; whenever it is reasonably possible, cases should be decided on their merits." Schwab v. Bullock's Inc., 508 F.2d 353, 355 (9th Cir. 1974) (citing Patapoff v. Vollstedt's Inc., 267 F.2d 863, 865 (9th Cir. 1959)). See also, Wilson v. Moore & Associates, Inc., 564 F.2d 366, 371 (9th Cir. 1977) (noting the "traditional preference for hearing a case on the merits.")

Because of the courts' preference for hearing cases on their merits and because this Court has recently granted a preliminary injunction to Plaintiff which will preserve the parties' status quo pending final resolution of this case, the Court finds that it could be appropriate to vacate the entry of default entered against Defendants and reinstate Defendants' answer. However, vacating the default entered against Defendants and reinstatement of Defendants' answer will be conditioned on prior completion of the following:

(1) Defendants are ordered to file with the Court and serve on opposing counsel under the penalty of perjury no later than June 22, 2007, identification of the number of shares of Plaintiff's common stock held by each of them; identification of the names, addresses, and contact information of each custodian or broker participant at which each of those shares of Plaintiff's common stock are held; copies of all Plaintiff proxies and voting instruction forms received regarding the June 26, 2007 Plaintiff's shareholder meeting, or any adjournment or postponement thereof, including identification of the control number or numbers contained therein; and proof of submission to each such custodian or broker participant of their written consent, authorization, or instruction to block the voting of all such shares of Plaintiff's stock.

(2) If any defendant is unable to comply with the Order in section (1), Defendants' counsel is ordered to submit to the Court a written declaration by June 22, 2007

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES - GENERAL

Case No.   CV 06-6855 PSG (FMOx)   Date   June 19, 2007

Title   Royal Standard Minerals, Inc. v. Puplava, et al.

detailing the efforts made to comply with this Order and providing an explanation about how and when all Defendants will comply with the Court's Order in section (1).

After Defendants' compliance with the Court's Order in sections (1) and (2), the Court will consider whether Defendants have satisfactorily complied with the Order. If the Court deems that Defendants have complied, the Court will vacate the entry of default and reinstate Defendants' answer. Thus, Plaintiff's motion for entry of final judgment is DENIED.

IT IS SO ORDERED.

Initials of Preparer